                                                                    EXHIBIT 99.2













                         ST. JOSEPH CAPITAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                        December 31, 2000, 1999 and 1998

                         ST. JOSEPH CAPITAL CORPORATION
                               Mishawaka, Indiana






                                    CONTENTS







MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................    1

REPORT OF INDEPENDENT AUDITORS...........................................    9


CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS.........................................   10

     CONSOLIDATED STATEMENTS OF INCOME...................................   11

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY..........   12

     CONSOLIDATED STATEMENTS OF CASH FLOWS...............................   13

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................   14

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion provides additional information regarding our operations and financial condition for the years ended December 31, 2000, 1999 and 1998. The objective of this financial review is to enhance the reader's understanding of the accompanying consolidated financial statements and the related notes thereto presented elsewhere in this report.

OVERVIEW

     St. Joseph was formed in February 1996 for the purpose of organizing the bank. We opened in February 1997 with $10.0 million in assets and grew to approximately $177.1 million as of December 31, 2000. Management anticipates loan growth to slow during 2001 reflecting its expectation that the growth in the Michiana economy will slow from the strong growth experienced in recent years but will still grow at a moderate pace.

     On September 10, 1999, we completed a rights offering in which 390,581 shares of our common stock were sold at $15.50 per share, resulting in gross proceeds of $6.1 million. We used approximately $5.5 million of the proceeds from the rights offering to provide additional capital to the Bank.

     We reported earnings of $1,021,572 or $.61 basic and $.60 diluted income per common share for the year ended December 31, 2000 as compared to net income of $510,994 or $.37 basic and $.36 diluted income per common share for the year ended December 31, 1999 and a net loss of $(228,519) or $(.18) basic and diluted loss per common share for the year ended December 31, 1998. The increases in net income resulted primarily from increased interest income as a result of the growth of the loan portfolio. Total interest income increased 50.2% in 2000 and 53.9% in 1999 as compared to the prior year. During the third quarter of 2000, we recorded our first consolidated tax expense of $12,636 and for the year ended December 31, 2000 we recorded a consolidated tax expense of $213,349. Prior to the third quarter of 2000, we recorded no tax expense due to our tax-valuation allowance, which was caused mainly by start-up losses. In future years, we anticipate continued income tax expense.

     Our operating revenues, which consist of net-interest income and non-interest income, grew from $3.6 million in 1999 to $5.0 million in 2000 or by 37.7%, while non-interest expenses increased more modestly from $2.6 million in 1999 to $3.2 million in 2000, or by 22.3%. Net income grew as revenue growth significantly outpaced the increase in expenses.

     Our results of operations are dependent primarily on net interest income, which is the difference between the interest earned on loans and securities and the interest paid on deposits and borrowings. Our operating results are also affected by sources of noninterest income, including service charge fees on deposit accounts and other miscellaneous fees. Our operating expenses include salaries and employee benefits, occupancy and equipment expense and other noninterest expenses. Our operating results are also affected by economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. The majority of our loan portfolio is invested in commercial loans. Deposits from commercial clients and public funds represent a significant funding source as well.

     We have added equipment and employees to accommodate historical growth and projected growth. As such, overhead expenses have had a significant impact on earnings. Our primary challenge currently, from a profitability standpoint, is to continue to increase our net interest income. Additional growth will enable us to continue to increase net interest income.

                           FORWARD-LOOKING STATEMENTS

     When used in this Form 10-KSB, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "project", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in our market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in our market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as to the date made. We wish to advise readers that the factors listed above could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

     We do not undertake, and specifically disclaim any obligation to subsequently update or revise any forward-looking statements contained in this report after the date of the report.

RESULTS OF OPERATIONS

2000 COMPARED WITH 1999 AND 1998

     OVERVIEW. Consolidated net income for the year ended December 31, 2000 was $1,021,572 as compared to $510,994 and $(228,519) for 1999 and 1998, for an
increase of $510,578 or 99.9% over 1999 and $1,250,091 over 1998. Income per common share for 2000 increased to $.61 basic and $.60 diluted from a $.37 basic and $.36 diluted income per common share and $(.18) basic and diluted loss per common share for 1999 and 1998, respectively. The increase in net income for 2000 and 1999 as compared to the prior years was comprised of increases in net interest income after provision for loan losses of $1,194,386 or 39.7% for 2000 and $1,306,266 or 76.9% for 1999 and an increase in noninterest income of $106,576 or 108.6% for 2000 and a decrease in noninterest income of $60,699 or 38.2% for 1999, reduced by an increase in noninterest expense of $577,035 or 22.3% for 2000 and $506,054 or 24.3% for 1999.

     NET INTEREST INCOME. Net interest income for 2000, 1999 and 1998, amounted to $4.8 million, $3.5 million and $2.1 million, respectively. Net interest income represented the difference between interest income earned on interest earning assets and interest expense on interest bearing liabilities. The average net interest spread for 2000 was 2.49% compared to 2.68% and 2.09% for 1999 and 1998, respectively.

     Interest income increased by $3.7 million and $2.6 million in 2000 and 1999, as compared to the prior year. The 50.2% and 53.9% rise in interest income for 2000 and 1999, as compared to the prior years 1999 and 1998 was primarily attributable to greater average outstanding balances in interest earning assets, principally loans receivable. Interest income from the investment portfolio decreased in 2000 as compared to 1999 due to calls, maturities and sales of securities for which the proceeds were used to fund the growth in the loan portfolio. Interest income should continue to grow as the loan portfolio and other interest earning assets increase.

     Interest expense increased by $2.4 million and $1.1 million in 2000 and 1999, as compared to the prior year. The 63.5% and 42.5% rise in interest expense for 2000 and 1999, as compared to the prior years 1999 and 1998, was attributable primarily to greater average outstanding balances in interest bearing liabilities as well as the competitiveness of the local market on deposit pricing. Interest expense should also continue to increase as deposits and Federal Home Loan Bank advances and other borrowings continue to grow. The magnitude of the increase may change due to recent changes by the Federal Reserve in short-term interest rates.

     PROVISION FOR LOAN LOSSES. The provision for loan losses is established based on factors such as the local and national economy and the risk associated with the loans in the portfolio. The provision for loan losses was $582,000 for the year ended December 31, 2000 compared to $518,325 in 1999 and $391,675 in 1998. At December 31, 2000, the allowance for loan losses was $1,852,000 or 1.41% of total loans receivable compared to $1,270,000 or 1.47% of total loans receivables at December 31, 1999. The increase in the allowance for loan losses was primarily a result of the 52.6% growth in the loan portfolio in 2000. The decrease in the percentage of allowance for loan losses to total loans receivable occurred as a result of management's risk assessment of the portfolio. The risk assessment is based on numerous statistical and other factors including the specific asset class of each loan (i.e. commercial, residential or consumer), the internal risk rating of each loan, specific industry concentrations, an assessment for large dollar and unsecured loans and specific reserves for watchlist credits.

     We have not experienced any charge-offs from loans receivable since inception. Accordingly, in estimating the risk of loss in our loan portfolio we considered the level of charge-offs on loans experienced by peer financial institutions having a loan portfolio mix and risk characteristics similar to our loan portfolio mix and risk characteristics. At December 31, 2000, no portion of the allowance for loan losses was allocated to impaired loan balances, as there were no loans considered impaired. Management believes the allowance for loan losses at December 31, 2000 was adequate to absorb losses in the loan portfolio, including potential losses due to the slowing economy.

     NONINTEREST INCOME. Noninterest income increased by $106,576 in 2000 and decreased by $60,699 in 1999, as compared to the prior years ended 1999 and 1998. Noninterest income in 2000 consisted primarily of depository account service fees offset by a $(19,916) loss on the sale of securities available for sale. Noninterest income in 1999 consisted primarily of depository account service fees and in 1998, noninterest income consisted of a net gain on sales and calls of securities available for sale, depository account service fees and other miscellaneous fees.

     NONINTEREST EXPENSE. The main components of noninterest expense were salaries and employee benefits, occupancy and equipment, advertising and promotion, data processing and professional fees for 2000, 1999 and 1998. Noninterest expense for 2000 was $3,169,449 as compared to $2,592,414 in 1999 and $2,086,360 in 1998. Management continues to control overhead expenses without impairing the quality of service provided to clients.

     Salaries and employee benefits experienced the most significant dollar increase of any noninterest expense component. For 2000, total salaries and employee benefits were $1,935,203 compared to $1,495,407 and $1,047,262 for 1999 and 1998, respectively. The increases were primarily attributable to the increase in the number of employees required to service the increased client base, as well as merit and cost of living raises.

     INCOME TAXES. We have utilized our entire net operating loss carry forward and have shown adequate profitability to warrant recording our net deferred tax assets. Consequently, we reversed all of the remaining $260,835 valuation allowance for deferred tax assets during 2000. As we continue to be profitable, we will continue to report net tax expense.

FINANCIAL CONDITION

DECEMBER 31, 2000 COMPARED WITH DECEMBER 31, 1999

     Our total assets increased by $46.1 million or 35.2% at December 31, 2000 from $130.9 million at December 31, 1999. The growth primarily resulted from an increase in the loan portfolio, funded primarily by deposits received from clients and by FHLB advances. The largest increase in our balance sheet as of December 31, 2000 as compared to December 31, 1999 was in the loan portfolio.

     CASH AND CASH EQUIVALENTS. Cash and cash equivalents increased by $6.3 million or 47.3% to $19.5 million at December 31, 2000 from $13.3 at December 31, 1999. Cash and due from banks represented cash maintained at correspondent banks, in the form of demand deposits as well as cash maintained at the Federal Reserve Bank of Chicago. The 88.1% increase in cash and due from banks was primarily due to the increased size of our daily cash letter as well as the increased required reserve balance at the Federal Reserve Bank of Chicago, all of which are due to the growth in the overall size of the bank. The federal funds sold are inter-bank funds with daily liquidity. At December 31, 2000, we had $8.6 million invested in federal funds sold. This amount increased by $1.1 million from $7.5 million at December 31, 1999. The increase in federal funds sold was a result of increased deposit growth, Federal Home Loan Bank advances as well as maturities, calls and sales of securities available for sale.

     INVESTMENT PORTFOLIO. Securities available for sale and FHLB stock totaled $24.6 million at December 31, 2000, which represented a decrease of $5.5 million or 18.3% from December 31, 1999. The decrease was a result of sales of securities available for sale in order to fund increased loan demand as well as calls and normal maturities.

     All securities have been classified as available for sale. Securities available for sale represent those securities which we may decide to sell if needed for liquidity, asset/liability management or other reasons. Such securities are reported at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. The unrealized loss on the securities portfolio, net of taxes was $(10,024) and ($750,016) at December 31, 2000 and 1999. The decrease in the unrealized loss of the securities portfolio was due to a decrease in market interest rates.

     LOAN PORTFOLIO. Loans receivable net of allowance for loan losses increased by $44.8 million or 52.7% to $129.8 million at December 31, 2000 from $85.1 million at December 31, 1999. The increase was largely attributable to our officer calling program. The credit quality of our loan portfolio continues to be strong. The weakening economy may result in problem loans, but we expect the problems to be manageable and of lesser scope than for larger financial institutions.

     The allowance for loan losses balance and the provision for loan losses are judgmentally determined by management based upon periodic reviews of the loan portfolio. In addition, as we do not have an established charge-off history, management considers the level of charge-offs experienced by peer financial institutions having loan portfolio mix and risk characteristics similar to our loan portfolio mix and risk characteristics. Estimating the risk of loss and the amount of loss is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values and other factors and estimates which are subject to change over time.

     While management's periodic analysis of the adequacy of the allowance for loan losses may allocate portions of the allowance for specific problem loan situations, the entire allowance is available for any loan charge-offs that occur.

     DEPOSITS. Deposits increased by $24.2 million or 24.6% to $122.4 million at December 31, 2000 from $98.2 million at December 31, 1999. To date, we have not accepted brokered certificates of deposit. The increase in deposits was a result of periodic aggressive pricing programs for deposits, ongoing marketing efforts and the hiring of new personnel to solicit new clients. Management also believes the increase was a reaction by clients to the acquisitions and mergers by larger regional organizations of local banks by transferring their financial business to community banks that have the ability to offer more personalized service.

     FHLB ADVANCES. FHLB advances increased by $20.1 million to $27.6 million as of December 31, 2000 from $7.5 million at December 31, 1999. As of December 31, 2000 we held $1,378,500 of FHLB stock. The increases resulted because we used FHLB advances for loan funding and general liquidity purposes.

CAPITAL RESOURCES

     The accumulated deficit at December 31, 1999 was $(769,864). Due to our profit of $1,021,572 during 2000, this accumulated deficit was wiped out and we now have retained earnings of $251,708 as of December 31, 2000.

     Accumulated other comprehensive loss, net of tax from net unrealized losses on securities available for sale, was $(10,024) as of December 31, 2000 as compared to $(750,016) as of December 31, 1999. The improvement since December 31, 1999 was attributable to an increase in fair value of the securities available for sale due to falling interest rates offset by recognizing the tax effect of the net unrealized gain at December 31, 2000 due to the reversal of the deferred tax asset valuation allowance.

     Total shareholders' equity was $18.6 million as of December 31, 2000, an increase of $1.8 million from $16.8 million as of December 31, 1999. The increase resulted from the increase in the net income for the year as well as the decrease in the net unrealized loss on securities available for sale, net of tax.

     The components of total risk-based capital are Tier 1 capital and Tier 2 capital. Tier 1 capital is total shareholders' equity less intangible assets. Tier 2 capital is Tier 1 capital plus a portion of the allowance for loan losses. The allowance for loan losses is includable in Tier 2 capital up to a maximum of 1.25% of risk weighted assets. The net unrealized appreciation (depreciation) on securities available for sale, net of tax, is not considered in meeting regulatory capital requirements. The tables in Note 14 of the notes to consolidated financial statements, provide the minimum regulatory capital requirements and the actual capital ratios at December 31, 2000 and 1999. The company and the Bank were considered well capitalized and all regulatory capital requirements were met at December 31, 2000 and 1999.

     As of December 31, 2000 management was not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company' liquidity, capital resources or operations.

ASSET/LIABILITY MANAGEMENT

LIQUIDITY

     Liquidity relates primarily to our ability to fund loan demand, meet deposit clients' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, federal funds sold, interest bearing deposits in other financial institutions and securities available for sale. These assets are commonly referred to as liquid assets. Liquid assets were $42.7 million at December 31, 2000 compared to $42.9 million at December 31, 1999.

     The statements of cash flows for the periods presented provide an indication of our sources and uses of cash as well as an indication of our ability to maintain an adequate level of liquidity. A discussion of the statements of cash flows for 2000, 1999 and 1998 follows.

     During all periods presented, we experienced a net increase in cash from operating activities. Net cash from operating activities was $1.5 million during 2000 compared to $1.2 million and $116 thousand for 1999 and 1998, respectively. The increase in cash from operating activities was primarily a result of our ability to generate an operating profit of $1.0 million in 2000 and $.5 million in 1999 following our loss in 1998 of $(228,519).

     For 2000, 1999 and 1998, we experienced a net decrease in net cash from investing activities. Net cash from investing activities was $(39.4) million, $(38.7) million and $(34.5) million for 2000, 1999 and 1998, respectively. The changes in net cash from investing activities include purchases, sales, maturities and calls of securities available for sale, growth in loans receivable and purchases of premises and equipment.

     Net cash flow from financing activities was $44.2 million, $35.1 million and $45.5 million for 2000, 1999 and 1998, respectively. In 2000, the increase was primarily attributable to the growth in total deposits and net Federal Home Loan Bank advances of $24.2 million, and $20.1 million, respectively. In 1999, the increase was primarily attributable to the growth in total deposits, Federal Home Loan Bank advances and proceeds from the issuance of common stock of $21.9 million, $5.5 million and $6.1 million, respectively. In 1998, the increase was primarily attributable to the growth in total deposits of $41.5 million.

MANAGEMENT OF INTEREST SENSITIVITY

     A number of measures are used to monitor and manage interest rate risk, including income simulation, economic value of equity analysis and interest sensitivity (GAP) analysis. An income simulation model is management's primary tool used to assess the direction and magnitude of variations in net interest income resulting from changes in interest rates. Key assumptions in the model include repayment speeds on various loan and investment assets; cash flow and maturities of financial instruments held for purposes other than trading; changes in market conditions, loan volumes, and pricing; deposit sensitivity; client preferences; and management's capital plans. These assumptions are inherently uncertain, subject to fluctuations and revision in a dynamic environment and as a result, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

     Results of the simulation done as of December 31, 2000, suggest that we could expect net interest income to increase by approximately $303,000, if interest rates gradually decline by 100 basis points over the next twelve months, and to decrease approximately $174,000, if interest rates gradually increase 100 basis points over the next twelve months, from forecast levels of net interest income absent any changes in rates. These variances in net interest income were within our policy parameters established to manage interest rate risk. In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including growth, composition and absolute levels of deposits, loans, and other earning assets and interest bearing liabilities, economic and competitive conditions, client preference and other factors. Other simulations are run quarterly looking at changes to interest income given 200 and 300 basis point changes in interest rates.

     Results of the economic value of equity analysis done as of December 31, 2000, suggest that we could expect the value of our equity to decrease (.02)% and increase .14%, if there was an immediate interest rate shift upward of 100 and 200 basis points and to decrease (2.19)% and (6.42)%, if there was an immediate interest rate shift downward of 100 and 200 basis points. Management believes all of the scenarios indicate a bank that has relatively low overall interest rate risk compared to peer banks.

     Austin Advisors, Inc., a firm specializing in consulting and providing assistance to banks, performs a formal asset/liability management analysis on a monthly basis. This information is presented and reviewed by the Asset/Liability Committee.

IMPACT OF INFLATION AND CHANGING PRICES

     The majority of our assets and liabilities are monetary in nature and therefore we differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
St. Joseph Capital Corporation
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of St. Joseph Capital Corporation (the Company) as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.




                                       /s/ Crowe, Chizek and Company LLP
                                       Crowe, Chizek and Company LLP

South Bend, Indiana
March 2, 2001


--------------------------------------------------------------------------------

                         ST. JOSEPH CAPITAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

                                                                     2000            1999
                                                                     ----            ----
ASSETS
Cash and due from banks                                         $  10,761,934    $   5,722,712
Interest-bearing deposits in other financial institutions             181,342           43,403
Federal funds sold                                                  8,600,000        7,500,000
                                                                -------------    -------------
     Total cash and cash equivalents                               19,543,276       13,266,115
Securities available for sale                                      23,171,754       29,675,749
Federal Home Loan Bank (FHLB) stock                                 1,378,500          388,800
Loans receivable, net of allowance for loan losses
  of $1,852,000 in 2000 and $1,270,000 in 1999                    129,840,947       85,053,558
Accrued interest receivable                                         1,112,052          998,569
Premises and equipment, net                                         1,411,981        1,464,368
Other assets                                                          612,369           84,928
                                                                -------------    -------------
         Total assets                                           $ 177,070,879    $ 130,932,087
                                                                =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand                             $  19,331,110    $  10,217,950
         Savings, NOW and money market                             72,259,033       51,422,001
         Certificates of deposit                                   30,841,379       36,601,270
                                                                -------------    -------------
              Total deposits                                      122,431,522       98,241,221
     Securities sold under agreements to repurchase                 8,083,473        8,135,784
     FHLB advances                                                 27,570,000        7,500,000
     Accrued interest payable                                         238,386          189,514
     Other liabilities                                                186,924           66,558
                                                                -------------    -------------
         Total liabilities                                        158,510,305      114,133,077

Shareholders' equity
     Preferred stock, $.01 par value, 100,000 shares
       authorized; -0- shares issued and outstanding                       --               --
     Common stock, $.01 par value, 2,500,000 shares
       authorized; 1,675,112 shares issued
       and outstanding in 2000 and 1999                                16,751           16,751
     Additional paid-in capital                                    18,302,139       18,302,139
     Retained earnings (accumulated deficit)                          251,708         (769,864)
     Accumulated other comprehensive income (loss),
       net of tax of $(6,683) and $-0- in 2000 and 1999               (10,024)        (750,016)
                                                                -------------    -------------
         Total shareholders' equity                                18,560,574       16,799,010
                                                                -------------    -------------
              Total liabilities and shareholders' equity        $ 177,070,879    $ 130,932,087
                                                                =============    =============


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                         ST. JOSEPH CAPITAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------


                                                                     2000              1999               1998
                                                                     ----              ----               ----
Interest and dividend income
     Loans receivable, including fees                          $    9,253,725     $    5,384,235    $     2,796,772
     Securities available for sale - taxable                        1,509,768          1,725,177          1,652,227
     Securities available for sale - tax exempt                        33,972                803                  -
     FHLB stock                                                        56,764             23,871              8,703
     Federal funds sold                                               212,276            228,533            325,139
     Other interest earning assets                                      5,457              7,729              6,882
                                                               --------------     --------------    ---------------
         Total interest and dividend income                        11,071,962          7,370,348          4,789,723

Interest expense
     Deposits                                                       5,169,224          3,284,113          2,297,456
     Federal funds purchased                                           42,340              3,522              2,922
     Securities sold under agreements to repurchase                   311,364            365,811            398,701
     FHLB advances                                                    767,413            193,342                  -
                                                               --------------     --------------    ---------------
         Total interest expense                                     6,290,341          3,846,788          2,699,079
                                                               --------------     --------------    ---------------

NET INTEREST INCOME                                                 4,781,621          3,523,560          2,090,644

Provision for loan losses                                             582,000            518,325            391,675
                                                               --------------     --------------    ---------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                 4,199,621          3,005,235          1,698,969

Noninterest income
     Gain (loss) on sales and calls of securities
       available for sale, net                                        (19,916)                 -            116,644
     Other income                                                     224,665             98,173             42,228
                                                               --------------     --------------    ---------------
         Total noninterest income                                     204,749             98,173            158,872

Noninterest expense
     Salaries and employee benefits                                 1,935,203          1,495,407          1,047,262
     Occupancy and equipment                                          397,375            432,573            449,496
     Other expense                                                    836,871            664,434            589,602
                                                               --------------     --------------    ---------------
         Total noninterest expense                                  3,169,449          2,592,414          2,086,360
                                                               --------------     --------------    ---------------

INCOME (LOSS) BEFORE INCOME TAXES                                   1,234,921            510,994           (228,519)

Income tax expense                                                    213,349                  -                  -
                                                               --------------     --------------    ---------------

NET INCOME (LOSS)                                              $    1,021,572     $      510,994    $      (228,519)
                                                               ==============     ==============    ===============
Basic income (loss) per common share                           $          .61     $          .37    $          (.18)
                                                               ==============     ==============    ===============
Diluted income (loss) per common share                         $          .60     $          .36    $          (.18)
                                                               ==============     ==============    ===============

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                         ST. JOSEPH CAPITAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

                                                                                                   Accumulated
                                                                                  Retained            Other
                                                                Additional        Earnings        Comprehensive         Total
                                                 Common           Paid-In       (Accumulated     Income (Loss),     Shareholders'
                                                 Stock            Capital         Deficit)         Net of Tax          Equity
                                                 -----            -------          -------         ----------          ------
BALANCE AT DECEMBER 31, 1997                 $      12,695    $   12,164,648    $  (1,052,339)   $     132,368    $   11,257,372

Comprehensive income:
    Net loss                                             -                 -         (228,519)               -          (228,519)
    Net change in net unrealized
      appreciation (depreciation) on
      securities available for sale, net
      of reclassification adjustments
      and tax effects                                    -                 -                -          422,582           422,582
                                                                                                                  --------------
       Total comprehensive income                        -                 -                -                -           194,063

Proceeds from issuance of 9,139 shares of
  common stock for 401(k) plan                          91           159,319                -                -           159,410
                                             -------------    --------------    -------------    -------------    --------------

BALANCE AT DECEMBER 31, 1998                        12,786        12,323,967       (1,280,858)         554,950        11,610,845

Comprehensive loss:
    Net income                                           -                 -          510,994                -           510,994
    Net change in net unrealized
      appreciation (depreciation) on
      securities available for sale, net
      of reclassification adjustments
      and tax effects                                    -                 -                -       (1,304,966)       (1,304,966)
                                                                                                                  --------------
       Total comprehensive loss                          -                 -                -                -          (793,972)

Proceeds from issuance of 390,581 shares
  of common stock, net of stock offering costs       3,906         5,887,491                -                -         5,891,397
Proceeds from issuance of 5,906 shares of
  common stock for 401(k) plan                          59            94,579                -                -            94,638
Proceeds from issuance of 645 shares of
  common stock upon exercise of stock options            6             6,658                -                -             6,664
Repurchase and retirement of
  645 shares of common stock                            (6)          (10,556)               -                -           (10,562)
                                             -------------    --------------    -------------    -------------    --------------

BALANCE AT DECEMBER 31, 1999                        16,751        18,302,139         (769,864)        (750,016)       16,799,010

Comprehensive income:
    Net income                                           -                 -        1,021,572                -         1,021,572
    Net change in net unrealized
      appreciation (depreciation) on
      securities available for sale, net
      of reclassification adjustments
      and tax effects                                    -                 -                -          739,992           739,992
                                                                                                                  --------------
       Total comprehensive income                        -                 -                -                -         1,761,564
                                             -------------    --------------    -------------    -------------    --------------

BALANCE AT DECEMBER 31, 2000                 $      16,751    $   18,302,139    $     251,708    $     (10,024)   $   18,560,574
                                             =============    ==============    =============    =============    ==============


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                         ST. JOSEPH CAPITAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999 and 1998

----------------------------------------------------------------------------------------------------
                                                             2000           1999           1998
                                                             ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                                   $  1,021,572   $    510,994   $   (228,519)
     Adjustments to reconcile net income (loss)
       to net cash from operating activities
         Depreciation                                         265,028        248,572        219,273
         Provision for loan losses                            582,000        518,325        391,675
         Net amortization (accretion) on securities
           available for sale                                  77,444         94,412         61,223
         (Gain) loss on sales and calls of
           securities available for sale, net                  19,916              -       (116,644)
         Net change in
              Accrued interest receivable                    (113,483)      (259,545)      (212,685)
              Other assets                                   (520,758)        18,637        (50,243)
              Accrued interest payable                         48,872         88,807        (20,183)
              Other liabilities                               120,366        (46,494)        71,621
                                                         ------------   ------------   ------------
                  Net cash from operating activities        1,500,957      1,173,708        115,518

CASH FLOWS FROM INVESTING ACTIVITIES
     Net change in interest-bearing deposits in
       other financial institutions                                 -              -        500,000
     Purchase of securities available for sale             (2,448,628)    (4,208,781)   (28,031,891)
     Proceeds from sales of securities available for sale   7,928,572      -             11,269,802
     Proceeds from maturities and calls of securities
       available for sale                                   1,660,000      4,200,000      8,525,000
     Purchase of FHLB stock                                  (989,700)      (166,600)      (222,200)
     Net change in loans receivable                       (45,369,389)   (37,560,587)   (26,411,856)
     Purchase of premises and equipment, net                 (212,641)      (970,445)       (79,928)
                                                         ------------   ------------   ------------
         Net cash from investing activities               (39,431,786)   (38,706,413)   (34,451,073)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                24,190,301     21,850,756     41,474,584
     Net change in securities sold under agreements
       to repurchase                                          (52,311)     1,746,813      1,885,211
     Proceeds from FHLB advances                           25,570,000      5,500,000      2,000,000
     Repayment of FHLB advances                            (5,500,000)             -              -
     Proceeds from issuance of common stock, net                    -      5,982,137        159,410
                                                         ------------   ------------   ------------
         Net cash from financing activities                44,207,990     35,079,706     45,519,205
                                                         ------------   ------------   ------------

Net change in cash and cash equivalents                     6,277,161     (2,452,999)    11,183,650

Cash and cash equivalents at beginning of year             13,266,115     15,719,114      4,535,464
                                                         ------------   ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                 $ 19,543,276   $ 13,266,115   $ 15,719,114
                                                         ============   ============   ============

Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                        $  6,241,469   $  3,757,981   $  2,719,262
         Income taxes                                         730,491         11,000              -
----------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of St. Joseph Capital Corporation conform to generally accepted accounting principles and to general practices within the banking industry. The following describes the significant accounting and reporting policies, which are employed in the preparation of the financial statements.

Principles of Consolidation: The consolidated financial statements include the accounts of St. Joseph Capital Corporation, a bank holding company located in Mishawaka, Indiana, (the Company) and its wholly-owned subsidiary St. Joseph Capital Bank (the Bank). All significant intercompany balances and transactions have been eliminated.

Nature of Business and Concentration of Credit Risk: The Company accepts deposits and grants commercial, real estate, and installment loans to customers primarily in northern Indiana. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. At December 31, 2000, commercial loans totaled approximately 68%, residential real estate loans totaled approximately 26% and consumer loans totaled approximately 6% of total loans outstanding. Categories of commercial loans at December 31, 2000 exceeding 30% of year end shareholders equity are as follows: Commercial loans concentrated in real estate development and investment totaled $24.6 million or 19% of total loans; commercial loans concentrated in medical and health services totaled $7.2 million or 5% of total loans.

Segments: The Company, through its subsidiary, St. Joseph Capital Bank (the
Bank), provides a broad range of financial services to individuals and companies in northern Indiana. These services include demand, time and savings deposits; lending; credit card servicing; ATM processing and cash management. While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates in Preparing Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, fair values of securities and other financial instruments, the realization of deferred tax assets and fair value of stock options involve certain significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist at December 31, 2000 may change in the near-term future and that the effect could be material to the financial statements.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restrictions on Cash and Due From Banks: To satisfy legal cash reserve and clearing balance requirements, noninterest-bearing balances are required to be maintained as deposits with the Federal Reserve or as cash on hand. The total required cash reserve and clearing balance requirements was $944,000 and $721,000 at year-end 2000 and 1999.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in other comprehensive income (loss) and shareholders' equity, net of tax. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. Securities are written down to fair value when a decline in fair value is not temporary.

The estimated fair value of securities is based on quoted market values for the individual securities or for equivalent securities. Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest income includes amortization of purchase premiums and discounts over the estimated life of the security using the level yield method.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential real estate). Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan term is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential real estate and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. There were no foreclosed real estate properties held at December 31, 2000 or 1999.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Leasehold improvements are depreciated using the straight-line method over the lease term. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Maintenance and repairs are expensed, and major improvements are capitalized. Assets are reviewed for impairment under Statement of Financial Accounting Standards (SFAS) No. 121 when events indicate that the reported carrying amount may not be fully recoverable.

Profit Sharing Plan: The Company maintains a 401(k) profit sharing plan covering substantially all employees. For details concerning the plan, see
Note 9.

Income Taxes: Income tax expense (benefit) is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments With Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 13.

Dividend Restriction: Banking regulations prevent payment of dividends until positive retained earnings are achieved and require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income
(loss) and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized appreciation (depreciation) on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (Loss) Per Common Share: Basic income (loss) per common share is based on the net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share shows the dilutive effect of additional potential common shares issuable under stock options.

Stock Option Plan: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and income or loss per common share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Statement of Cash Flows: For purposes of the statement of cash flows, cash and cash equivalents are defined to include the Company's cash on hand and due from other banks, its short-term interest-bearing deposits in other financial institutions and federal funds sold with a maturity of 90 days or less. The Company reports net cash flows for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and short-term borrowings with original maturities of 90 days or less.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect on the financial condition or results of operations of the Company.

--------------------------------------------------------------------------------

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 2 - ORGANIZATION

St. Joseph Capital Corporation was incorporated under the laws of the state of Delaware on February 29, 1996, with an initial capitalization of $1,000. During 1996 and the first part of 1997, the Company's activities were limited to the organization of the Bank, as well as preparation for and completion of a $12,650,000 common stock offering (the Offering). The Company sold 1,265,000 shares of common stock at a price of $10 per share in the Offering resulting in net proceeds of $12,115,000. A substantial portion of the proceeds of the Offering was used by the Company to provide the initial capitalization of the Bank which occurred on February 13, 1997, at which time the Bank began operations. During 1999, the Company sold 390,581 shares of additional common stock at a price of $15.50 per share in a secondary offering, resulting in net proceeds of $5,891,000.

NOTE 3 - SECURITIES AVAILABLE FOR SALE

Year end securities available for sale were as follows:

                                                        Gross       Gross
                                        Amortized     Unrealized  Unrealized      Fair
                                          Cost          Gains       Losses        Value
                                          ----          -----       ------        -----
2000
     U.S. Government and
       federal agencies                $ 20,300,918   $  65,468   $  (86,859)  $ 20,279,527
     Obligations of states and
       political subdivisions             2,772,420      32,536      (46,328)     2,758,628
     Marketable equity securities           115,123      24,416       (5,940)       133,599
                                       ------------   ---------   ----------   ------------

                                       $ 23,188,461   $ 122,420   $ (139,127)  $ 23,171,754
                                       ============   =========   ==========   ============

1999
     U.S. Government and
       federal agencies                $ 26,882,182   $   3,220   $ (630,272)  $ 26,255,130
     Obligations of states and
       political subdivisions             3,465,460       2,181     (122,482)     3,345,159
     Marketable equity securities            78,123           -       (2,663)        75,460
                                       ------------   ---------   ----------   ------------

                                       $ 30,425,765   $   5,401   $ (755,417)  $ 29,675,749
                                       ============   =========   ==========   ============

-------------------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

The amortized cost and fair value of securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 -----December 31, 2000-----
                                                      -----------------
                                                 Amortized         Fair
                                                    Cost           Value

   Due in one year or less                     $  6,007,263    $  5,987,350
   Due after one year through five years         16,419,892      16,372,086
   Due after five years through ten years           646,183         678,719
   Marketable equity securities                     115,123         133,599
                                               ------------    ------------
                                               $ 23,188,461    $ 23,171,754
                                               ============    ============

Activities related to sales and calls of securities available for sale are summarized as follows:

                                        2000          1999           1998
                                        ----          ----           ----

   Proceeds from sales               $ 7,928,572    $      -     $ 11,269,802
   Gross gains on sales                        -           -          117,139
   Gross gains on calls                        -           -              522
   Gross losses on sales                 (19,916)          -           (1,017)
   Tax effects of net gains
     (losses) on sales and calls          (7,966)          -                -

At December 31, 2000 and 1999, securities with a carrying value of approximately $20,280,000 and $26,255,000, respectively, were pledged to secure certain deposits, securities sold under agreements to repurchase and FHLB advances.

NOTE 4 - LOANS RECEIVABLE, NET

Year end loans receivable were as follows:
                                                        2000           1999
                                                        ----           ----

   One to four family residential mortgage loans   $  32,762,811   $ 25,176,345
   Construction loans - residential                    1,478,499      1,431,108
   Construction loans - commercial                    13,186,658      5,949,282
   Commercial and multi-family real estate loans      37,432,243     27,800,413
   Commercial business loans                          39,101,710     22,841,332
   Consumer loans                                      7,749,292      3,161,056
                                                   -------------   ------------
                                                     131,711,213     86,359,536
   Allowance for loan losses                          (1,852,000)    (1,270,000)
   Net deferred loan origination fees                    (18,266)       (35,978)
                                                   -------------   ------------
                                                   $ 129,840,947   $ 85,053,558
                                                   =============   ============

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE, NET (Continued)

Activity in the allowance for loan losses at year end was as follows:

                                      2000            1999           1998
                                      ----            ----           ----

   Beginning balance               $ 1,270,000    $   751,675     $ 360,000
   Provision for loan losses           582,000        518,325       391,675
   Recoveries                                -              -             -
   Charge-offs                               -              -             -
                                   -----------    -----------     ---------

   Ending balance                  $ 1,852,000    $ 1,270,000     $ 751,675
                                   ===========    ===========     =========

At December 31, 2000 and 1999 no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered impaired as of or for the years ended December 31, 2000, 1999 and 1998.

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                           2000            1999
                                           ----            ----

   Balance - beginning of year         $ 2,576,000     $  2,839,000
   New loans                             1,498,000          791,000
   Repayments                             (245,000)      (1,157,000)
   Other changes                         1,237,000          103,000
                                       -----------     ------------

   Balance - end of year               $ 5,066,000     $  2,576,000
                                       ===========     ============

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year end premises and equipment were as follows:

                                           2000            1999
                                           ----            ----

   Land and improvements               $   309,558     $   220,131
   Building and improvements               826,922         826,922
   Furniture and equipment               1,149,267       1,027,551
                                       -----------     -----------
       Total cost                        2,285,747       2,074,604
   Accumulated depreciation               (873,766)       (610,236)
                                       -----------     -----------

                                       $ 1,411,981     $ 1,464,368
                                       ===========     ===========

During 1999, the Company purchased the building and land that had previously been leased by the Company for a total of $800,000. The remaining unamortized leasehold improvements were re-categorized to the building during 1999.


NOTE 6 - DEPOSITS

Certificates of deposit in denominations of $100,000 or more totaled approximately $25,210,000 and $29,637,000 at year end 2000 and 1999.

At December 31, 2000, the scheduled maturities of certificates of deposit were as follows for the years ended December 31:

                  2001                       $ 29,910,881
                  2002                            308,522
                  2003                            621,976
                                             ------------
                                             $ 30,841,379
                                             ============

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. These arrangements are all short-term retail repurchase agreements and are secured by securities available for sale. Such collateral is held by safekeeping agents of the Company, and the Company maintains control over such securities. Information concerning securities sold under agreements to repurchase for 2000, 1999 and 1998, is summarized as follows:

                                                  2000            1999             1998
                                                  ----            ----             ----
   Amount outstanding at year end               $ 8,083,473    $  8,135,784    $  6,388,971
   Weighted average interest rate at year end         4.54%           4.10%           4.08%
   Maximum month end balance during
     the year                                   $ 8,228,017    $ 11,201,198    $ 14,183,976
   Average daily balance during the year        $ 6,998,189    $  8,980,174    $  8,600,634
   Weighted average interest rate during
     the year                                         4.45%           4.07%           4.64%

The following presents the carrying value and market value, including accrued interest, of securities pledged for securities sold under agreements to repurchase according to the maturity of such agreements at December 31, 2000 and 1999.

                                                                                      Repurchase
                                                                                      Liability
                   U.S. Agencies    U.S. Treasuries          Total                    Weighted
                 ----------------  -----------------   -------------------            Average
                 Carrying  Market  Carrying   Market   Carrying   Market  Repurchase  Interest
                  Value    Value    Value     Value     Value     Value   Liability   Rate
                  -----    -----    -----     -----     -----     -----   ---------   ----
                                           (Dollars in thousands)
Overnight - 2000 $ 8,020  $ 8,020  $ 2,026   $ 2,026   $ 10,046  $ 10,046  $ 8,083    4.54%
                 =======  =======  =======   =======   ========  ========  =======    =====
Overnight - 1999 $ 8,799  $ 8,799  $ 5,004   $ 5,004   $ 13,803  $ 13,803  $ 8,136    4.10%
                 =======  =======  =======   =======   ========  ========  =======    =====

NOTE 8 - FHLB ADVANCES

At December 31, 2000 and 1999, advances from the FHLB of Indianapolis totaled $27,570,000 and $7,500,000. The advances had fixed interest rates ranging from 4.98% to 6.83% at December 31, 2000 and from 4.74% to 5.99% at December 31, 1999.

A majority of the advances outstanding at December 31, 2000 contain an option that would allow the FHLB, at its discretion or upon the occurrence of certain events related to the LIBOR interest rate, to convert the current fixed rate advances to adjustable rate advances at certain conversion dates as of December 31, 2000 through December 27, 2010. The converted adjustable rate advances would bear an interest rate equal to the three month LIBOR flat rate. Upon notification by the FHLB to the Company that an option will be exercised to convert an advance, the Company has the election to prepay, on the conversion date or any subsequent quarterly reset date, the advance at par without a fee being assessed. The remaining advances are fixed rate, fixed term, single maturity advances.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 8 - FHLB ADVANCES (Continued)

At December 31, 2000, required annual principal payments on FHLB advances were as follows:

                        2001                $  1,000,000
                        2002                   2,500,000
                        2003                   2,050,000
                        2004                     280,000
                        2005                   3,240,000
                        After                 18,500,000
                                            ------------
                                            $ 27,570,000

At December 31, 2000, in addition to FHLB stock, the Company pledged qualifying loans of approximately $37,508,000 and securities available for sale with a carrying value of approximately $10,234,000 to the FHLB to secure advances outstanding. At December 31, 1999, in addition to FHLB stock, the Company pledged qualifying loans of approximately $25,979,000 and securities available for sale with carrying value of approximately $12,452,000 to secure advances outstanding. The minimum required pledged collateral was $39,977,000 and $12,000,000 at December 31, 2000 and 1999.


NOTE 9 - BENEFIT PLANS

Stock Option Plan

The Company's Board of Directors has adopted stock option plans. Under the terms of these plans, options for up to 200,000 shares of the Company's common stock may be granted to key management, employees and directors of the Company and its subsidiaries. The exercise price of the options is determined at the time of grant by an administrative committee appointed by the Board of Directors.

SFAS No. 123 requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents net income (loss) per common share had the fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $-0-for 2000, 1999 and 1998.

The fair value of options granted during 2000, 1999 and 1998 is estimated using the following weighted average information: risk-free interest rate of 5.6%, 5.0% and 4.8%, expected life of 10 years, expected volatility of stock price of
 .18, .12 and .18, and expected dividends of 0% per year.

                                          2000         1999           1998
                                          ----         ----           ----
   Net income (loss) as reported      $ 1,021,572    $ 510,994    $ (228,519)
   Proforma net income (loss)         $   917,615    $ 272,597    $ (382,553)

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 9 - BENEFIT PLANS (Continued)
                                                2000      1999        1998
                                                ----      ----        ----
   Reported income (loss) per common share
       Basic                                  $   .61    $  .37     $   (.18)
       Diluted                                $   .60    $  .36     $   (.18)

   Proforma income (loss) per common share
       Basic                                  $   .55    $  .20     $   (.30)
       Diluted                                $   .54    $  .19     $   (.30)

In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10-year periods with varying vesting periods. Information about option grants follows:

                                                                                    Weighted
                               Number of                            Weighted        Average
                              Outstanding         Exercise           Average       Fair Value
                                Options            Price         Exercise Price    of Grants
                              -----------   -------------------  --------------    ----------
Outstanding, end of 1997         91,795     $ 10.00  -  $ 17.25    $ 11.75
Granted                          34,367       17.25  -    18.25      17.98          $ 6.92
                              ---------
Outstanding, end of 1998        126,162       10.00  -    18.25      13.45
Granted                          47,668       15.75  -    17.75      16.81          $ 6.48
Exercised                          (645)      10.00  -    10.62      10.33
                              ---------
Outstanding, end of 1999        173,185       10.00  -    18.25      14.38
Granted                          25,432       12.38  -    15.25      12.96          $ 6.01
                              ---------
Outstanding, end of 2000        198,617       10.00  -    18.25      14.20

The weighted average remaining contractual life of options outstanding at December 31, 2000 was approximately seven years. Stock options exercisable at December 31, 2000, 1999 and 1998 totaled 140,167, 124,585 and 99,362 at a weighted average exercise price of $13.61, $13.24 and $12.22. As of December 31, 2000, 738 options remain available for future grants.

Profit Sharing Plan

The Company maintains a 401(k) plan covering substantially all employees. The plan provides for voluntary employee contributions and discretionary employer contributions. Employee voluntary contributions are vested at all times and the Company's discretionary contributions are fully vested after three years. Annual expense related to the plan is based on a discretionary matching of 50% of voluntary employee contributions on the first 6% of the participants' compensation. The plan also allows for an additional discretionary contribution on the employee's behalf for any eligible employee irrespective of the employee's voluntary participation in the plan during the year. The discretionary matching percentage and the additional discretionary contribution are to be determined by the Board of Directors at the end of each year. The expense recorded related to this plan was approximately $41,000 for 2000, $29,000 for 1999 and $24,000 for 1998.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 10 - OTHER EXPENSE

Other expense amounts were as follows:

                                                   2000         1999         1998
                                                   ----         ----         ----
   Advertising and promotion                     $ 106,831    $  75,605    $  49,659
   Client courier                                   35,984       24,850       92,297
   Data processing                                 198,420      149,658      110,531
   Incorporation expense                                 -        4,588        6,156
   Liability insurance                              39,698       27,123       26,461
   Printing, postage, stationery and supplies       66,410       76,320       46,287
   Professional dues and memberships                28,339       20,945       21,258
   Professional fees                               120,050       85,979      112,786
   Telephone                                        34,327       36,731       31,884
   Other                                           206,812      162,635       92,283
                                                 ---------    ---------    ---------

                                                 $ 836,871    $ 664,434    $ 589,602
                                                 =========    =========    =========

NOTE 11 - INCOME TAXES

The provision for income taxes consist of:


   Federal
       Current                                    $  557,453    $  153,359    $       -
       Deferred                                     (168,241)       39,140      (57,986)
                                                  ----------    ----------    ---------
                                                     389,212       192,499      (57,986)
   State
       Current                                       130,939        17,127            -
       Deferred                                      (45,967)       12,082      (19,805)
                                                  ----------    ----------    ---------
                                                      84,972        29,209      (19,805)

     Change in deferred tax valuation allowance     (260,835)     (221,708)      77,791
                                                  ----------    ----------    ---------

       Total income tax expense                   $  213,349    $        -    $       -
                                                  ==========    ==========    =========

There was no income tax expense (benefit) for 1999 or 1998 as the result of recording a deferred tax valuation allowance. Income tax expense for 2000 was reduced by $260,835 as a result of the reversal of the amount of deferred tax valuation allowance established at December 31, 1999.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES (Continued)

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income (loss) before income taxes as a result of the following for the years ended December 31:

                                                         2000          1999         1998
                                                         ----          ----         ----
Income tax expense (benefit) at statutory rate       $ 419,873    $ 173,738    $ (77,696)
Tax effect of:
       State tax, net of federal income
         tax effect                                     56,081       19,278      (13,071)
       Change in deferred tax valuation allowance     (260,835)    (221,708)      77,791
       Other, net                                       (1,770)      28,692       12,976
                                                     ---------    ---------    ---------

            Total income tax expense                 $ 213,349    $       -    $       -
                                                     =========    =========    =========

The components of the net deferred tax assets recorded in the consolidated balance sheets as of December 31 are as follows:

                                               2000         1999         1998
                                               ----         ----         ----
   Deferred tax assets
       Net operating loss carryforward      $       -    $       -    $ 262,987
       Allowance for bad debts                700,606      470,076      264,767
       Net unrealized depreciation on
         securities available for sale          6,683            -            -
       Other                                    8,254       15,954        7,633
                                            ---------    ---------    ---------
                                              715,543      486,030      535,387

   Deferred tax liabilities
       Accretion                              (34,428)     (25,806)     (15,841)
       Depreciation                           (28,903)     (28,903)     (37,003)
                                            ---------    ---------    ---------
                                              (63,331)     (54,709)     (52,844)
   Valuation allowance                              -     (260,835)    (482,543)
                                            ---------    ---------    ---------

       Net deferred tax assets              $ 652,212    $ 170,486    $       -
                                            =========    =========    =========

A valuation allowance was recorded for the portion of deferred tax assets considered more likely than not to not be realized in 1999 and 1998. At December 31, 2000, management considers the entire net deferred tax assets to be more than likely to be realized and accordingly, the remaining valuation allowance has been reversed.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 12 - BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE

Income (loss) per common and potential common share are based on the combined weighted average number of common shares and potential common shares outstanding which include, where appropriate, the assumed exercise or conversion of outstanding stock options. In computing income (loss) per common and potential common share, the Company has utilized the treasury stock method.

The computation of income (loss) per common share, weighted average common and potential common shares used in the calculation of basic and diluted income
(loss) per common share is as follows:

                                                  2000            1999               1998
                                                  ----            ----               ----
BASIC INCOME (LOSS) PER COMMON SHARE
     Net income (loss)                         $ 1,021,572   $   510,994   $  (228,519)
                                               ===========   ===========   ===========
     Weighted average common shares
       outstanding                               1,675,112     1,381,400     1,276,596
                                               ===========   ===========   ===========

         BASIC INCOME (LOSS) PER COMMON SHARE  $       .61   $      .37    $      (.18)
                                               ===========   ==========    ===========

DILUTED INCOME (LOSS) PER COMMON SHARE
     Net income (loss)                         $ 1,021,572   $   510,994   $  (228,519)
                                               ===========   ===========   ===========

     Weighted average common shares
       outstanding                               1,675,112     1,381,400     1,276,596
     Add:  dilutive effects of assumed stock
       option exercises                             17,191        35,628             -
                                               -----------   -----------   -----------

     Weighted average common and dilutive
       additional potential common shares
       outstanding                               1,692,303     1,417,028     1,276,596
                                               ===========   ===========   ===========

         DILUTED INCOME (LOSS) PER COMMON
           SHARE                               $       .60   $      .36    $      (.18)
                                               ===========   ==========    ===========

Outstanding stock options for 95,660, 86,135 and 126,162 shares of common stock at December 31, 2000, 1999 and 1998, were not considered in computing diluted income (loss) per common share for 2000, 1999 and 1998 because they were not dilutive.


NOTE 13- COMMITMENTS AND CONTINGENCIES

Some financial instruments are used to meet customer financing needs and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit, unused open end revolving lines of credit and standby letters of credit. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the balance sheet.

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 13- COMMITMENTS AND CONTINGENCIES (Continued)

Commitments, primarily with variable interest rates, at year end were as follows:
                                                     2000            1999
                                                     ----            ----

   Commitments to extend credit                 $  3,191,000    $  4,877,000
   Unused open end revolving lines of credit      36,810,000      38,219,000
   Standby letters of credit                       2,823,000       2,736,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment, and generally have fixed expiration dates. Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party. Exposure to credit loss if the other party does not perform is represented by the contractual amount of these items. Collateral or other security is normally not obtained for these financial instruments prior to their use, and many of the commitments are expected to expire without being used.


NOTE 14 - REGULATORY MATTERS

At year end 2000 and 1999, the Company and the Bank were considered well capitalized and all regulatory capital requirements were met. The Bank's actual capital levels (in millions) and minimum required levels were:

                                                                        Minimum Required
                                                                           To Be Well
                                                  Minimum Required     Capitalized Under
                                                     For Capital       Prompt Corrective
                                     Actual       Adequacy Purposes    Action Provisions
                                     ------       -----------------    -----------------
                                 Amount   Ratio   Amount      Ratio    Amount      Ratio
                                 ------   -----   ------      -----    ------      -----
2000
----
Total Capital to risk
  weighted assets
    Consolidated                 $ 20.3   15.0%   $10.8       8.0%     $ 13.5      10.0%
    Bank                           18.5   13.7     10.8       8.0        13.5      10.0
Tier 1 (Core) Capital to risk
  weighted assets
    Consolidated                 $ 18.6   13.7%   $ 5.4       4.0%     $  8.1       6.0%
    Bank                           16.8   12.5      5.4       4.0         8.1       6.0
Tier 1 (Core) Capital to
  average assets
    Consolidated                 $ 18.6   11.4%   $ 6.5       4.0%     $  8.1       5.0%
    Bank                           16.8   10.4      6.5       4.0         8.1       5.0

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 14 - REGULATORY MATTERS (Continued)

                                                                    Minimum Required
                                                                       To Be Well
                                                Minimum Required    Capitalized Under
                                                   For Capital      Prompt Corrective
                                   Actual       Adequacy Purposes   Action Provisions
                                   ------       -----------------   -----------------
                               Amount   Ratio   Amount      Ratio   Amount       Ratio
                               ------   -----   ------      -----   ------       -----
1999
----
Total Capital to risk
  weighted assets
    Consolidated               $ 18.7   20.4%   $ 7.3       8.0%    $ 9.2        10.0%
    Bank                         17.1   18.7      7.3       8.0       9.2        10.0
Tier 1 (Core) Capital to risk
  weighted assets
    Consolidated               $ 17.5   19.1%   $ 3.7       4.0%    $ 5.5         6.0%
    Bank                         16.0   17.4      3.7       4.0       5.5         6.0
Tier 1 (Core) Capital to
  average assets
    Consolidated               $ 17.5   14.0%   $ 5.0       4.0%    $ 6.3         5.0%
    Bank                         16.0   12.7      5.0       4.0       6.3         5.0

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, St. Joseph Capital Corporation.

                            CONDENSED BALANCE SHEETS
                           December 31, 2000 and 1999

                                                    2000             1999
                                                    ----             ----
ASSETS
Cash and cash equivalents                       $  1,608,562    $   1,608,064
Securities available for sale                        133,599           75,460
Investment in Bank subsidiary                     16,826,066       15,227,378
                                                ------------    -------------

   Total assets                                 $ 18,568,227    $  16,910,902
                                                ============    =============

LIABILITIES
Other liabilities                               $      7,653    $     111,892

SHAREHOLDERS' EQUITY                              18,560,574       16,799,010
                                                ------------    -------------

   Total liabilities and shareholders' equity   $ 18,568,227    $  16,910,902
                                                ============    =============
--------------------------------------------------------------------------------

                                  (Continued)

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 2000, 1999 and 1998

                                                       2000       1999        1998
                                                       ----       ----        ----
Interest and dividend income                      $     1,779   $     471   $      119
Other expenses                                         (2,816)     (6,011)     (42,273)
                                                  -----------   ---------   ----------

LOSS BEFORE INCOME TAXES AND EQUITY
  IN UNDISTRIBUTED NET INCOME (LOSS) OF
  BANK SUBSIDIARY                                      (1,037)     (5,540)     (42,154)

Income tax benefit                                    150,164           -            -
                                                  -----------   ---------   ----------

INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
  NET INCOME (LOSS) OF BANK SUBSIDIARY                149,127      (5,540)     (42,154)

Equity in undistributed net income (loss)
  of Bank subsidiary                                  872,445     516,534     (186,365)
                                                  -----------   ---------   ----------

NET INCOME (LOSS)                                 $ 1,021,572   $ 510,994   $ (228,519)
                                                  ===========   =========   ==========

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999 and 1998

                                                       2000             1999           1998
                                                       ----             ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                $ 1,021,572     $    510,994    $ (228,519)
   Adjustments to reconcile net income (loss)
     to net cash from operating activities
       Equity in undistributed net (income) loss
         of Bank subsidiary                            (872,445)        (516,534)      186,365
       Net change in other assets                             -            4,588         7,504
       Net change in other liabilities                 (111,629)         109,818        (3,368)
                                                    -----------     ------------    ----------
            Net cash from operating activities           37,498          108,866       (38,018)

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in Bank subsidiary                              -       (6,300,000)            -
   Purchase of securities available for sale            (37,000)         (53,136)      (24,987)
                                                    -----------     ------------    ----------
       Net cash from investing activities               (37,000)      (6,353,136)      (24,987)
----------------------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999 and 1998

                                                     2000          1999          1998
                                                     ----          ----          ----
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock, net   $         -  $ 5,982,137    $   159,410
                                                 -----------  -----------    -----------
       Net cash from financing activities                 -     5,982,137        159,410
                                                 -----------  -----------    -----------

Net change in cash and cash equivalents                  498     (262,133)        96,405

Cash and cash equivalents at beginning of year     1,608,064    1,870,197      1,773,792
                                                 -----------  -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR         $ 1,608,562  $ 1,608,064    $ 1,870,197
                                                 ===========  ===========    ===========

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments at year end are as follows, in thousands:

                                           ---------2000---------  --------1999----------
                                                    ----                   ----
                                           Carrying    Estimated    Carrying   Estimated
                                            Amount     Fair Value    Amount    Fair Value
                                           --------    ----------  ---------   ----------
Financial assets
     Cash and cash equivalents            $  19,543    $  19,543   $  13,266   $  13,266
     Securities available for sale           23,172       23,172      29,676      29,676
     FHLB stock                               1,379        1,379         389         389
     Loans receivable, net of allowance
       for loan losses                      129,841      129,440      85,054      84,892
     Accrued interest receivable              1,112        1,112         999         999

Financial liabilities
     Noninterest-bearing demand,
       savings, NOW and money
       market                               (91,590)     (91,590)    (61,640)    (61,640)
     Certificates of deposit                (30,841)     (30,841)    (36,601)    (36,601)
     Securities sold under agreements to
       repurchase                            (8,083)      (8,083)     (8,136)     (8,136)
     FHLB advances                          (27,570)     (26,454)     (7,500)     (6,722)
     Accrued interest payable                  (238)        (238)       (190)       (190)

--------------------------------------------------------------------------------

                                  (Continued)

                         ST. JOSEPH CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loans are assumed to reprice or be paid and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. The estimated fair value for FHLB advances is based on estimates of the rate the Corporation would pay on such borrowings at year end, applied for the time period until maturity. Estimated fair value for other financial instruments and off-balance-sheet loan commitments is considered nominal.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at year end 2000 or 1999, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at year end 2000 and 1999 should not necessarily be considered to apply at subsequent dates.


NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                         2000         1999          1998
                                                         ----         ----          ----
Net change in net unrealized appreciation
 (depreciation) on securities available
 for sale

   Net unrealized appreciation (depreciation)
     arising during the year                           $ 713,393  $ (1,304,966)  $  539,226

   Reclassification adjustments for (gains) losses
     included in net income (loss)                        19,916             -     (116,644)
                                                       ---------  ------------   ----------

       Net change in net unrealized appreciation
         (depreciation) on securities available
         for sale                                        733,309    (1,304,966)     422,582

Tax expense (benefit)                                     (6,683)            -            -
                                                       ---------  ------------   ----------

   Total other comprehensive income (loss)             $ 739,992  $ (1,304,966)  $  422,582
                                                       =========  ============   ==========

--------------------------------------------------------------------------------

                                  (Continued)